EXTENDED WITHDRAWAL    This rider is issued as a part of the Contract to which it is attached. The Date of
PRIVILEGE RIDER    Issue and Contract Date applicable to this Rider are the same as those of the Contract. Except where this Rider provides otherwise, it is subject to all conditions and limitations of such Contract.

The following provision is added to the Contract: EXTENDED WITHDRAWAL PRIVILEGE
Beginning in the Contract Year in which the Annuitant attains age 70 1/2, annually, the amount available without the application of the Contingent Deferred Sales Charge ("Charge") is the greater of:

1.The withdrawal amount referred to as either an Annual Withdrawal Amount, an Annual Withdrawal Privilege Amount or a Withdrawal Privilege Amount on Page 3 of the Contract; or

2.An amount obtained by multiplying the Account Value on December 31st of the previous calendar year by a percentage taken from the table below and reduced by any withdrawals made during the current Contract Year. The percentage to be used will be based on the Annuitant's attained age on December 31st of the previous calendar year.

Attained Age	Percentage	Attained Age	Percentage
70	6.3%	81	11.3%
71	6.6%	82	11.9%
72	6.9%	83	12.7%
73	7.2%	84	13.6%
74	7.6%	85	14.5%
75	8.0%	86	15.4%
76	8.4%	87	16.4%
77	9.0%	88	17.6%
78	9.5%	89	18.9%
79	10.0%	90	20.0%
80	10.6%

Signed for Hartford Life Insurance Company

HLVAMINDIS95                    Printed in U.S.A.